Filed pursuant to 424(b)(3)
Registration No. 333-200594
BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 13 DATED OCTOBER 15, 2018
TO THE PROSPECTUS DATED APRIL 30, 2018
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated April 30, 2018 (the “Prospectus”), as supplemented by Supplement No. 10, dated September 7, 2018, Supplement No. 11, dated September 14, 2018 and Supplement No. 12, dated October 5, 2018. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is as follows:
A. to disclose the transaction price and offering price for each class of our common stock as of November 1, 2018;
B. to disclose the calculation of our September 30, 2018 NAV per share for all share classes; and
C. to update disclosure in the “Experts” section of the Prospectus.
A. November 1, 2018 Transaction Price
The transaction price for each share class of our common stock for subscriptions to be accepted as of November 1, 2018 (and distribution reinvestment plan issuances following the close of business on October 31, 2018 and share redemptions as of October 31, 2018) is as follows:

Share Class	Transaction Price (per share)	Offering Price (per share)
Class T	$10.0469	$10.5203
Class W	$10.0469	$10.0469
Class I	$10.0469	$10.0469
The transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2018. A calculation of the NAV per share is set forth in Section B of this Supplement. The offering price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. Distribution reinvestment plan issuances following the close of business on October 31, 2018 and share redemptions as of October 31, 2018 will be made at the transaction price.
B. September 30, 2018 NAV Per Share
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekindustrialiv.com and is also available on our toll-free, automated telephone line at (888) 310-9352. See the "Net Asset Value Calculation and Valuation Procedures" section of the Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Firm”). All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation procedures and such appraisals are reviewed by our Independent Valuation Firm.
As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) held by third parties (if any), and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.
The following table sets forth the components of Aggregate Fund NAV as of September 30, 2018 and August 31, 2018:

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(in thousands)	As of September 30, 2018	As of August 31, 2018
Real estate properties	$153,450	$152,050
Cash and other assets, net of other liabilities	15,041	10,275
Debt obligations	(46,000)	(58,000)
Aggregate Fund NAV	$122,491	$104,325
Total Fund Interests outstanding	12,192	10,417
The following table sets forth the NAV per Fund Interest as of September 30, 2018 and August 31, 2018:

(in thousands, except per Fund Interest data)	Total	Class T Shares	Class I Shares	Class W Shares
As of September 30, 2018
Monthly NAV	$122,491	$118,786	$3,147	$558
Fund Interests outstanding	12,192	11,823	313	56
NAV Per Fund Interest	$10.0469	$10.0469	$10.0469	$10.0469

As of August 31, 2018
Monthly NAV	$104,325	$101,039	$3,130	$156
Fund Interests outstanding	10,417	10,089	312	16
NAV Per Fund Interest	$10.0147	$10.0147	$10.0147	$10.0147
Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe under the terms of the dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of September 30, 2018, we estimated approximately $4.6 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV that may become payable after such date since we intend for our NAV to reflect our estimated value as of the date that we determine our NAV.
The valuation for our real properties as of September 30, 2018 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined by starting with the acquisition price of our real properties, which was adjusted based on subsequent events and assumptions used by the Independent Valuation Firm. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table:

Weighted-Average Rates
Exit capitalization rate	5.30%
Discount rate / internal rate of return	6.14%
In addition, the Independent Valuation Firm assumed a weighted-average holding period for our real properties of approximately 11.0 years.
A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the hypothetical changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Increase (Decrease) to the NAV of Real Properties
Exit capitalization rate (weighted-average)	0.25% decrease	3.24%
	0.25% increase	(2.94)%
Discount rate (weighted-average)	0.25% decrease	2.15%
	0.25% increase	(2.10)%
The valuation of our debt obligations as of September 30, 2018 was in accordance with fair value standards under GAAP. The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted-average market interest rate used in the September 30, 2018 valuation was 4.21%.

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A change in the market interest rates used would impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate of 0.25% would not have a material impact on the fair value of our debt obligations. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate of 0.25% would decrease the fair value of our debt obligations by approximately 0.48%.
C. Update to the Section of the Prospectus Titled “Experts”
The statements included in this Supplement under Section B, “September 30, 2018 NAV Per Share,” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in real estate valuations.

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